SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             Maxxim Medical, Inc.
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                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
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                        (Title of Class of Securities)

                                   42550P100
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                                (CUSIP Number)

 Peter G. Dorflinger, One Carolane Trail, Houston, Texas 77024 (713) 467-1260
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 12, 1997
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

CUSIP No.  42550P100                                                 Page 2 of 4

  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       PETER G. DORFLINGER
       SS# ###-##-####

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                       (a)  [ ]
       N/A                                             (b)  [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS *

       N/A

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)     N/A
                                                            [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES CITIZEN

NUMBER OF          7    SOLE VOTING POWER
SHARES                  414,936
BENEFICIALLY
OWNED BY           8    SHARED VOTING POWER
EACH
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON                  414,936
WITH
                  10    SHARED DISPOSITIVE POWER

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       414,936

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                        [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.1%
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CUSIP No.  42550P100                                                 Page 3 of 4

  14   TYPE OF REPORTING PERSON *
       IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D

ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Maxxim Medical, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 10300 49th St. North, Clearwater, Florida 33762.

ITEM 2.     IDENTITY AND BACKGROUND.

            The reporting person's name is Peter G. Dorflinger. Mr. Dorflinger's address is One Carolane Trail, Houston, Texas 77024. Mr. Dorflinger is President and Chief Operating Officer of Physicians Resource Group, Inc. whose principal business address is Three Lincoln Center, 5430 LBJ Freeway, Suite 1540, Dallas, Texas 75240. During the past five years Mr. Dorflinger has not been convicted in a criminal proceeding nor has he been a party to any proceeding resulting in a judgment, decree or final order relating to violations of federal or state securities laws. Mr. Dorflinger is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            NA.

ITEM 4.     PURPOSE OF TRANSACTION.

            NA.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Mr. Dorflinger beneficially owns in the aggregate 414,936 shares of the Common Stock, representing 4.1% of the issued and outstanding shares of the Common Stock. Because his stock ownership is now less than 5% of the outstanding shares of the Company, Mr. Dorflinger is filing this terminating statement on
Schedule 13(d).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            NA.
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CUSIP No.  42550P100                                                 Page 4 of 4

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            NA.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:July 20, 1998


        /s/ Peter G. Dorflinger
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             (Signature)

            Peter G. Dorflinger
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            (Name / Title)